

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2024

Kiran Asarpota
Chief Operating Officer
ASLAN Pharmaceuticals Ltd
3 Temasek Avenue
Level 18 Centennial Tower
Singapore 039190

>   **Re: ASLAN Pharmaceuticals Ltd**
>   **Registration Statement on Form F-3**
>   **Filed March 25, 2024**
>   **File No. 333-278217**

Dear Kiran Asarpota:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Jimmy McNamara at 202-551-7349 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences

cc: Carlos Ramirez